EXHIBIT 99.1

February 15, 2012

Mr. Mark Paull
Vice President, Corporate Strategy and Planning
Quantum Resources Management, LLC
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010
Re:	QR Energy, LP
Reserves and Future Net Revenues
As of December 31, 2011
SEC Price Case

Dear Mr. Paull:

At your request, Miller and Lents, Ltd. (MLL) estimated the proved oil, gas, and natural gas liquids (NGL) reserves and projected future net revenues associated with these reserves as of December 31, 2011, attributable to the QR Energy, LP (QR Energy) net interests in properties located in the continental United States in Alabama, Arkansas, Florida, Kansas, Louisiana, New Mexico, Oklahoma, and Texas. This report was prepared for QR Energy’s use in financial reporting and planning and was completed on February 15, 2012. It is a revision to MLL’s previous report dated February 8, 2012.

MLL performed its evaluation, designated as the SEC Price Case, using prices, operating expenses, and capital expenditures provided by QR Energy. The SEC Price Case assumes no future escalation of product prices, operating expenses or capital expenditures above the respective December 31, 2011 values. The aggregate results of MLL’s evaluation are as follows:

Reserves and Future Net Revenues as of December 31, 2011

	Net Reserves			Future Net Revenues
Reserves Category	Oil, MBbls.	Gas, MMcf	NGL, MBbls.	Undiscounted, M$	Discounted at 10% Per Year, MS
Proved Producing	20,957.7	136,527.0	6,005.4	1,559,941.8	826,676.3
Proved Nonproducing	499.6	5,900.5	76.9	37,150.8	21,310.7
Proved Developed	21,457.3	142,427.6	6,082.3	1,597,092.9	847,986.8
Proved Undeveloped	12,792.4	56,126.5	1,761.5	859,830.1	324,554.4
Total Proved	34,249.7	198,554.1	7,843.8	2,456,923.0	1,172,541.2

Reserves and future net revenues were estimated in accordance with the standards of the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in Appendix 1. Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority. Total gas reserves were obtained by summing the reserves for all the individual properties and are, therefore, stated herein at a mixed pressure base. No provisions for the possible consequences of product sales imbalances, if any, were included in MLL’s projections since we have received no relevant data. Analysis of gas plants and gathering systems was beyond the scope of this evaluation. Therefore, MLL assumed that these facilities will continue to operate through the economic life of the wells included herein.

Two Houston Center • 909 Fannin Street, Suite 1300 •Houston, Texas 77010

Telephone 713-651-9455 • Telefax 713-654-9914 • e-mail: mail@millerandlents.com

Mr. Mark Paull Quantum Resources Management, LLC	February 15, 2012 Page 2

Future net revenues as used herein are defined as the total revenues attributable to (1) QR Energy's working interest less royalties, overriding royalties, production and ad valorem taxes, operating costs, and future capital expenditures; and (2) QR Energy's royalty interest less production and ad valorem taxes. MLL’s projections of future net revenues are shown both undiscounted and discounted at 10 percent per year. The effects of depreciation, depletion, or Federal Income Tax are not considered. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market value for the estimated reserves.

Abandonment costs were provided by QR Energy. For certain properties, QR Energy estimates that the cost of abandonment will be equal to the salvage value of existing equipment at the time of abandonment. Future costs, if any, to satisfy environmental standards were not deducted from future net revenues as such estimates were beyond the scope of this assignment.

Future prices and costs were provided by QR Energy. No future escalation of prices or costs were assumed. Operating costs, price differentials from selected benchmarks, and BTU and shrinkage adjustments were included for each well or lease, based on recent actual averages provided by QR Energy. Operating expenses included both a component cost per well month and a component cost per unit volume produced. Ad valorem and severance taxes were projected based on recent averages or legislated rates. Capital costs for drilling and completion of future wells and recompletion of existing wells were based on recent actual experience and estimates as provided by QR Energy.

Product prices were projected using selected spot price benchmarks (West Texas Intermediate crude oil sold at Cushing, Oklahoma and gas sold at the Henry Hub) with appropriate differentials applied for each well, lease, or area. The SEC prices applicable for year-end 2011 reserves disclosures are calculated for each product as the average of the prices existent on the first day of each month in 2011. For our cash flow projections, constant prices were used throughout the life of production in accordance with SEC guidelines. The SEC-compliant benchmark prices used herein were $96.19 per barrel for oil and $4.118 per million Btu for gas. Price adjustments were made for each property based on differentials between benchmark and actual prices as estimated by QR Energy and include considerations such as gas Btu content, oil gravity, and transportation charges. The actual average prices used in this report for proved reserves, after appropriate adjustments, were $90.89 per barrel for oil, $49.23 per barrel for NGLs, and $4.28 per Mcf for gas.

QR Energy has advised us that MLL’s estimates herein represent 100 percent of its booked reserves for year-end 2011. All reserves are in the United States and are grouped into four geographic divisions as described below. Forecasts of production and future net revenues for the total reserves by category are included as Exhibits 1 through 4. A one-line summary sorted by reserves category, area, field group, and lease is included as Exhibit 5. Forecasts of production and future net revenues for the four producing areas: (1) Arklatex, (2) Gulf Coast, (3) Mid-Continent, and (4) Permian are included in Exhibits 6 through 21.

Reserves estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field as necessary to prepare the report. Proved producing reserves were based primarily on extrapolation of historical performance trends. In some cases with wells producing at high water-cuts, water-oil ratios versus cumulative production trends were used to estimate reserves. MLL relied mainly on production rate versus time decline curves. Estimates and projections for proved nonproducing and proved undeveloped reserves were mainly based on volumetric calculations or analogies. Reserves estimates from analogies and volumetric calculations are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

Mr. Mark Paull Quantum Resources Management, LLC	February 15, 2012 Page 3

In conducting this evaluation, MLL relied upon accounting; cost; ownership; price differential; NGL yield; geological, geophysical, and engineering data; production histories and development plans supplied by QR Energy; and non-confidential data from public records or commercial data services. These data were accepted as represented and are considered appropriate for the purpose served by the report. MLL used all methods, procedures, and assumptions as it considered necessary and appropriate under the circumstances in using the data provided to prepare the report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered; (2) actual production rates; (3) prices received; or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect QR Energy’s ability to recover the estimated reserves. Minor precision inconsistencies in subtotals may exist in the report due to truncation or rounding of aggregated values.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in QR Energy or any affiliate of Quantum Resources Management, LLC. MLL’s compensation for the required investigations and preparation of this report is not contingent upon the results obtained and reported, and we have not performed other work that would affect MLL’s objectivity. Production of this report was supervised by R. Lee Comer, Jr., an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Mr. Mark Paull Quantum Resources Management, LLC	February 15, 2012 Page 4

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By:	/s/ R. Lee Comer, Jr., P.E.
R. Lee Comer, Jr., P.E.
Vice President